UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 11, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: **ANGLOGOLD ASHANTI NOTICE OF ANNUAL GENERAL MEETING**

{2012

NOTICE OF ANNUAL
GENERAL MEETING

AngloGold Ashanti

OUR
VISION
TO BE THE LEADING MINING COMPANY

MISSION

To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold and we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.

VALUES

Safety is our first value.

We place people first and correspondingly put the highest priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ... **to care.**

We treat each other with dignity and respect.

We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.

We value diversity.

We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.

We are accountable for our actions and undertake to deliver on our commitments.

We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.

The communities and societies in which we operate will be better off for AngloGold Ashanti having been there.

We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate. We aim to leave host communities with a sustainable future.

We respect the environment.

We are committed to continually improving our processes in order to prevent pollution, minimise waste, increase our carbon efficiency and make efficient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.

CONTENTS

(Incorporated in the Republic of South Africa)
Registration number 1944/017354/06
ISIN: ZAE000043485
JSE Share code: ANG
("AngloGold Ashanti" or "the company")



Reports printed in South Africa were printed on Triple Green Silk 115gsm. A local double coated, high-white, wood-free coated art paper produced by Sappi at the Stanger Mill in South Africa. ISO 9001 and 14001 certification. PEFC, Sustainable Forest Initiative, FSC and CoC standards compliant. Sappi Stanger Mill is one of the only mills in the world that uses bagasse as its primary source of pulp. The pulp is a by-product of sugar production, being the fibrous material remaining after raw sugar has been extracted from sugar cane. This paper is free of both acid and elemental chlorine and is recyclable.

Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, the commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings and business and operational risk management. For a discussion of such risk factors, refer to the section titled "Risk factors related to AngloGold Ashanti's suite of 2012 reports" on the AngloGold Ashanti online corporate report website at www.aga-reports.com. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the 2012 suite of annual reports, or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

Our primary platform for reporting is our online report at www.aga-reports.com

Online report

{2012
ANNUAL INTEGRATED REPORT



Download the full Annual Integrated Report 2012

{2012
ANNUAL FINANCIAL STATEMENTS



Download the full Annual Financial Statements 2012

{2012
SUSTAINABILITY REPORT



Download the full Sustainability Report 2012

{2012
ONLINE SUSTAINABILITY REPORT



Download the full Online Sustainability Report 2012

{2012
MINERAL RESOURCE AND ORE RESERVE REPORT



Download the full Mineral Resource and Ore Reserve Report 2012



SCOPE OF ANGLOGOLD ASHANTI ANNUAL REPORTS 2012

This Notice of Annual General Meeting gives notice of the 69th annual general meeting of shareholders of AngloGold Ashanti Limited to be held on Monday, 13 May 2013, at 11:00 (South African time).

This Notice of Annual General Meeting has been approved by the AngloGold Ashanti board of directors and was signed on their behalf by Mr TT Mboweni, Chairman on 19 March 2013.

This document does not provide a holistic assessment of the group's business, performance, risks or prospects. It should be read in conjunction with the suite of reports that make up the company's Annual Report 2012. These are:

The **Annual Integrated Report**, the primary document in the suite of reports which has been produced in line with the recommendations of the King Code of Governance for South Africa, 2009 (King III) and the Listings Requirements of the Johannesburg Stock Exchange (JSE Listings Requirements), the home of our primary listing. We have taken cognisance of local and international recommendations on integrated reporting in developing our report content, and the style of reporting. It contains an holistic view of our business – now and in the future – containing operational, financial and non-financial information. As this is a group-level report, operational targets and performance are discussed at a group level. This report is available online and, on request, as a printed report.

The **Annual Financial Statements**, which has been prepared in accordance with: the International Financial Reporting Standards (IFRS); the South African Companies Act, 71 of 2008 (as amended); and the JSE Listings Requirements. This report is submitted to the JSE in South Africa, as well as the London, New York, Ghana and Australian stock exchanges on which AngloGold Ashanti is listed. This report is available online and, on request, as a printed report.

The **Sustainability Report**, which provides insight into our approach to sustainability, and objectives, strategy and performance. This global report focuses on those sustainability issues that we have determined to be most important to us and to our stakeholders. This report is available online and, on request, as a printed report.

The **Online Sustainability Report**, which provides a more comprehensive view of our business, has been produced in accordance with the Global Reporting Initiative's (GRI) 3.0 guidelines, as well as GRI's Mining and Metals Sector

Supplement, the Sustainable Development Framework of the International Council on Metals and Mining (ICMM), the principles of the United Nations Global Compact (UNGC) and the Extractive Industries Reporting Initiative (EITI). This report is available online.

The **Mineral Resource and Ore Reserve Report**, which records our Mineral Resource and Ore Reserve in accordance with the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2007 edition), and the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2004 edition). This report has been prepared and reviewed with consent by the Competent Persons as defined in terms of these codes.

The **Operational Profiles**, which provide detailed financial and non-financial information on each of our operations and projects. These will be made available online at www.aga-reports.com, and will be downloadable in a pdf format.

Unless otherwise stated, $ or dollar refers to US dollars. For terminology used refer to the glossary of terms at www.aga-reports.com.

All these reports and documents are available on AngloGold Ashanti's online corporate report website, www.aga-reports.com.

Shareholders wishing to receive a printed copy of all or some of these reports at no cost, may request these from the share registrars whose contact details are shown on the inside back cover, or from the company's registered address, or website at www.anglogoldashanti.com.

REPORT OF THE INDEPENDENT AUDITORS

Ernst & Young Inc. have audited the financial statements for the 2012 financial year which comprise the statements of financial position, the income statements, the statements of comprehensive income, statements of cash flows and statements of changes in equity and summarised notes to the financial statements. The individual auditor assigned to perform the audit is Mr L Tomlinson. Their unmodified audit report is available for inspection at the company's registered office.

NOTICE OF ANNUAL GENERAL MEETING

This document is important and requires your immediate attention

REGISTERED AND CORPORATE OFFICE

76 Jeppe Street, Newtown, Johannesburg, 2001, South Africa (PO Box 62117, Marshalltown, 2107).

Important information regarding attendance at the annual general meeting

IDENTIFICATION

In terms of section 63(1) of the Companies Act, No 71 of 2008 (as amended) ("the Companies Act"), before any person may attend or participate in the annual general meeting, that person must present reasonably satisfactory identification and the person presiding at the annual general meeting must be reasonably satisfied that the right of the person to participate and vote at the annual general meeting, either as a shareholder, or as a proxy for a shareholder, has been reasonably verified. Forms of identification include the presentation of a valid identity document, driver's licence or passport.

RECORD DATES, VOTING AND PROXIES

The Board of Directors of the company ("board") have determined, in accordance with sections 59(1)(a) and (b) of the Companies Act, that:

- the record date for the purposes of receiving notice of the annual general meeting (being the date on which a shareholder must be registered in the company's register of shareholders in order to participate in and vote at the annual general meeting), shall be the close of business on Thursday, 28 March 2013; and

- the record date for the purposes of participating in and voting at the annual general meeting (being the date on which a shareholder must be registered in the company's register of shareholders in order to participate in and vote at the annual general meeting) shall be the close of business on Friday, 3 May 2013 ("Record Date").

A. If you have dematerialised your shares without "own name" registration

  - **Voting at the annual general meeting**

    - If you have not been contacted by your CSDP or broker, it would be advisable for you to contact your CSDP/broker and furnish them with your voting instructions.

    - If your CSDP/broker does not obtain voting instructions from you, they will vote in accordance with the instructions contained in the agreement concluded between you and your CSDP/broker.

    - You must NOT complete the attached form of proxy.

  - **Attendance and representation at the annual general meeting**

    In accordance with the mandate between you and your CSDP/broker, you must advise your CSDP/broker if you wish to attend the annual general meeting in person, or if you wish to send a proxy to represent you at the annual general meeting. Your CSDP/broker will issue the necessary letter of representation to you or your proxy to attend the annual general meeting.

B. If you have not dematerialised your shares or have dematerialised your shares with "own name" registration:

  - Voting, attendance and representation at the annual general meeting

    - You may attend, speak and vote at the annual general meeting in person.

    - Alternatively, you may appoint one or more proxies to represent you at the annual general meeting by completing the attached form of proxy in accordance with the instructions it contains. A proxy need not be a shareholder of the company. It is requested that the form be lodged with or posted to the share registrars to be received no later than 11:00 (South African time) on Thursday, 9 May 2013.

C. Lodging of voting instruction forms:

  - Duly completed CDI voting instruction forms must be received by the share registrars in Perth, Australia, by 11:00 (Perth time) on Tuesday, 7 May 2013.

  - Duly completed DI voting instruction forms must be received by the Depositary in Bristol, England, by 11:00 (UK time) on Tuesday, 7 May 2013.

  - In accordance with the AngloGold Ashanti Ghanaian Depositary Shares ("GhDSs") Agreement dated 26 April 2004, the Ghanaian Depositary will mail all appropriate notices, together with a voting instruction form, to holders of GhDSs who have elected to receive same. Holders of GhDSs may direct the Depositary, via the voting instruction form, to vote on their behalf in the manner such holders may direct. Duly completed GhDS voting instruction forms must be received by the share registrars in Ghana by 11:00 (Accra time) on Tuesday, 7 May 2013.

ELECTRONIC PARTICIPATION

In compliance with the provisions of the Companies Act, AngloGold Ashanti intends to offer shareholders reasonable access, through electronic facilities, to participate in the annual general meeting by means of a conference call facility. Shareholders will be able to listen to the proceedings and raise questions should they wish to do so and are invited to indicate their intention to make use of this facility by making application, in writing (including details as to how the shareholder or representative can be contacted) to the share registrars at the address set out on the inside back cover of this Notice of Meeting. The application is to be received by the share registrars at least ten business days prior to the date of the annual general meeting, namely Thursday, 25 April 2013. The share registrars will, by way of e-mail, provide information enabling participation to those shareholders who have made application. Given the company's listings in a range of jurisdictions, voting will not be possible via the electronic facility and shareholders wishing to exercise their voting rights at the annual general meeting are required to be represented at the meeting either in person, by proxy or by letter of representation, as or in the notice of meeting.

Included in this document are the following:

- The notice of annual general meeting setting out the resolutions to be proposed at the meeting, together with explanatory notes. There are also guidance notes if you wish to attend the meeting (for which purpose a map indicating the location of the annual general meeting is included) or to vote by proxy.
- A proxy form for completion, signature and submission to the share registrars by shareholders holding AngloGold Ashanti ordinary shares in certificated form or in dematerialised form with "own name" registration.
- A CDI voting instruction form for completion, signature and submission by holders of Chess Depositary Interests (CDIs) trading on the Australian Securities Exchange.
- A DI voting instruction form for completion, signature and submission by holders of CREST Depositary Interests (DIs) trading on the London Stock Exchange.
- A GhDS voting instruction form for completion, signature and submission by holders of Ghanaian Depositary Shares (GhDSs).

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 69th annual general meeting of shareholders of AngloGold Ashanti will be held in The Auditorium, AngloGold Ashanti Limited, 76 Jeppe Street, Newtown, Johannesburg, South Africa, on Monday, 13 May 2013, at 11:00 (South African time), to consider and, if deemed fit, pass, with or without modification, the ordinary and special resolutions set out below and to deal with such other business as may be lawfully dealt with at the meeting.

1. Presentation to shareholders of:

- the consolidated annual financial statements of the company and its subsidiaries for the year ended 31 December 2012
- directors' report
- external auditors' report
- audit committee chairman's report
- social, ethics and transformation committee chairperson's report

The Annual Integrated Report 2012 is included with this notice of annual general meeting.

2. Ordinary resolution number 1

Re-appointment of Ernst & Young Inc. as auditors of the company

"Resolved as an ordinary resolution that Ernst & Young Inc. be and are hereby appointed as the auditors of the company from the conclusion of the annual general meeting at which this resolution is passed, until the conclusion of the next annual general meeting of the company."

The reason for proposing ordinary resolution number 1 is to re-appoint Ernst & Young Inc., which retires as independent auditor of the company at the conclusion of this annual general meeting, as the independent auditor of the company, until the conclusion of the next annual general meeting of the company, in compliance with section 90 of the Companies Act.

3. Ordinary resolution number 2

Election of Mr MJ Kirkwood as a director

"Resolved that Mr MJ Kirkwood, who was appointed by the board and retires in terms of the memorandum of incorporation of the company and is eligible and available for election, is elected as a director of the company."

The reason for proposing ordinary resolution number 2 is that Mr MJ Kirkwood, having been appointed by the board as a director of the company since the previous annual general meeting, holds office only until this annual general meeting.

Michael Kirkwood joined the board of AngloGold Ashanti on 1 June 2012 and is a member of the Nominations, Investment, Remuneration, Audit and Corporate Governance and Social, Ethics and Transformation committees. He is a highly experienced and respected former international banker, having worked at the highest levels of Citigroup during his 30 year career with the bank. He is currently chairman of Circle Holdings PLC, sits on the boards of UK Financial Investments Ltd and Eros International plc, and is Senior Advisor (former Chairman) of Ondra Partners LLP.

4. Ordinary resolution number 3

Election of Mr AM O'Neill as a director

"Resolved that Mr AM O'Neill, who was appointed by the board and retires in terms of the memorandum of incorporation of the company and is eligible and available for election, is elected as a director of the company."

The reason for proposing ordinary resolution number 3 is that Mr AM O'Neill, having been appointed by the board as a director since the previous annual general meeting, holds office only until this annual general meeting.

Tony O'Neill joined AngloGold Ashanti in July 2008 as Executive Vice President – Business and Technical Development, having consulted to the company prior to this on its asset portfolio strategy. He is a mining engineer with an MBA from the University of Melbourne. His extensive career in mining, predominantly in the gold sector, has spanned almost 35 years, including his previous role as executive in charge of operations at Newcrest Mining and before that as the executive in charge of the gold business of Western Mining Corporation. Tony is a recognised global business and technical expert in the mining industry. He has led the strategy development and delivery of significant turnarounds in large, complex and geographically diverse mining businesses; capitalising on his deep understanding of the resources sector, its inputs, and conditions for success. As Executive Vice President – Business and Technical Development for AngloGold Ashanti, Tony has had full accountability for a wide global portfolio ranging from exploration, innovation and improvement, strategy, mergers and acquisitions, asset management, business knowledge and information technology, supply chain and safety and environment.

5. Ordinary resolution number 4

Re-election of Mr S Venkatakrishnan (Venkat) as a director

"Resolved that Mr S Venkatakrishnan, who retires by rotation in terms of the memorandum of incorporation of the company and is eligible and available for re-election, is re-elected as a director of the company."

The reason for proposing ordinary resolution number 4 is that Mr S Venkatakrishnan retires by rotation as a director at the annual general meeting and offers himself for re-election.

Venkat joined AngloGold Ashanti on 1 July 2004, having been Chief Financial Officer at Ashanti Goldfields Company Limited (Ashanti) until that company's merger with AngloGold Limited in May 2004. He was appointed to the board on 1 August 2005, is a member of the Executive, Risk and Information Integrity and Investment committees and is also invited to attend meetings of the Audit and Corporate Governance and Remuneration committees. Venkat has extensive financial experience, having been a director in the reorganisation services division of Deloitte & Touche in London prior to joining Ashanti in 2000. Venkat is a member of the audit committee of the World Gold Council and has recently been appointed to the Financial Reporting Investigation Panel, and advisory panel of the JSE. Venkat led the team that eliminated a 12Moz hedge book at an attractive average price, generating significant value for the company. He was also the key executive behind rebuilding the balance sheet through a series of successful and innovative financings that included debt, convertible debt and equity. His efforts to secure an international investment grade rating for AngloGold Ashanti and then to successfully defend that rating after a wave of industrial unrest in South Africa, has helped AngloGold Ashanti retain a competitive cost of capital. As the lead executive of all M&A activity, he has successfully negotiated a series of acquisitions and disposals, including the $1bn sale of the Boddington stake to Newmont and the sale of Tau Lekoa to Simmer & Jack.

6. Ordinary resolution number 5

Appointment of Prof LW Nkuhlu as a member of the Audit and Corporate Governance Committee of the company

"Resolved that Prof LW Nkuhlu is appointed as a member of the Audit and Corporate Governance Committee, from the conclusion of the annual general meeting at which this resolution is passed until the conclusion of the next annual general meeting of the company."

Wiseman Nkuhlu, BCom, CA (SA), MBA (New York University), was first appointed to the board on 4 August 2006 and resigned on 30 April 2009. He was reappointed to the board on 1 June 2009. He is chairman of the Audit and Corporate Governance Committee and also serves as a member of the Financial Analysis, Investment, Nominations, Risk and Information Integrity, Safety, Health and Sustainable Development, Social, Ethics and Transformation, Party Political Donations and

Remuneration committees. Prof Nkuhlu, a respected South African academic, educationist, professional and business leader, served as Economic Adviser to the former President of South Africa, Mr Thabo Mbeki, and as Chief Executive of the Secretariat of the New Partnership for Africa's Development (NEPAD) from 2000 to 2005. From 1989 to 2000, he served as a director of a number of major South African companies, including Standard Bank, South African Breweries, Old Mutual, Tongaat Hulett, BMW and JCI. Prof Nkuhlu was President of the South African Institute of Chartered Accountants from 1998 to 2000, and Principal and Vice Chancellor of the University of Transkei from 1987 to 1991. He was elected President of the Geneva-based International Organization of Employers (IOE) in May 2008 for a period of two years. He is currently a member of the board of Datatec Limited, Rothschild SA and The Ethics Institute of South Africa. He serves on the Audit and Risk Committee of Datatec Limited and is a trustee of the International Financial Reporting Standards Foundation.

7. Ordinary resolution number 6

Appointment of Mr MJ Kirkwood as a member of the Audit and Corporate Governance Committee of the company

"Resolved, subject to the approval of ordinary resolution number 2, that Mr MJ Kirkwood is appointed as a member of the Audit and Corporate Governance Committee, from the conclusion of the annual general meeting at which this resolution is passed until the conclusion of the next annual general meeting of the company."

Mr Kirkwood's curriculum vitae is disclosed in relation to ordinary resolution number 2.

8. Ordinary resolution number 7

Appointment of Mr R Gasant as a member of the Audit and Corporate Governance Committee of the company

"Resolved that, Mr R Gasant is appointed as a member of the Audit and Corporate Governance Committee from the conclusion of the annual general meeting at which this resolution is passed until the conclusion of the next annual general meeting of the company."

Rhidwaan Gasant, CA(SA), was appointed to the board of AngloGold Ashanti on 12 August 2010 and is chairman of the Risk and Information Integrity Committee, and a member of the Audit and Corporate Governance, Nominations and Financial Analysis committees. He is the former Chief Executive Officer of Energy Africa Limited and sits on the board of international companies in the MTN Group. He is currently chief executive officer of Rapid African Energy Holdings, a start-up oil and gas exploration company, focused on Africa.

9. Ordinary resolution number 8

Appointment of Mrs NP January-Bardill as a member of the Audit and Corporate Governance Committee of the company

"Resolved that Mrs NP January-Bardill is appointed as a member of the Audit and Corporate Governance Committee from the conclusion of the annual general meeting at which this resolution is passed until the conclusion of the next annual general meeting of the company."

Nozipho January-Bardill, BA (Education) and MA (Applied Linguistics), was appointed to the board of AngloGold Ashanti on 1 October 2011. She is chairperson of the Social, Ethics and Transformation Committee and a member of the Audit and Corporate Governance, Safety, Health and Sustainable Development, Nominations, Transformation and Human Resources Development and Party Political Donations committees. She retired from MTN Group where she served as Executive Director, Corporate Affairs and Spokesperson and served on the boards of a number of operations in the MTN footprint. She is a former South African Ambassador to Switzerland, Lichtenstein and the Holy See, and a former Deputy Director General, Human Capital Management, and Head of the Foreign Service Institute in the then Department of Foreign Affairs, now Department of International Relations and Cooperation (DIRCO). She is currently the founder and Executive Director of Bardill & Associates, a consulting company focusing on Strategic Communications, High Level Government Relations and Stakeholder Management. She also serves on the boards of Credit Suisse Securities, Johannesburg, Multi Motion Fuels (Pty) Ltd and the Health and Welfare SETA which she chairs. She was reappointed a member of the United Nations Expert Committee on the Elimination of Racial Discrimination, Xenophobia and Related Intolerances for the four-year period from 2012 – 2016 (previously from 2000 to 2008).

Ordinary resolutions numbers 5, 6, 7 and 8 are proposed to appoint members of the Audit and Corporate Governance Committee ("Audit Committee") in accordance with the guidelines of King III and the requirements of the Companies Act. In terms of the aforementioned requirements, the Audit Committee should be comprised of a minimum of three members, all of whom must be independent non-executive directors of the company and membership of the Audit Committee may not include the chairman of the board. Furthermore, in terms of the Regulations under the Companies Act, at least one-third of the members of the Audit Committee at any particular time must have academic qualifications, or experience, in economics, law, corporate governance, finance, accounting, commerce, industry, public affairs or human resource management. Mindful of the aforegoing, the Nominations Committee recommended to the AngloGold Ashanti board of directors that the aforementioned persons be members of the Audit Committee and the board has approved such recommendations.

In terms of the requirements of the US Sarbanes-Oxley Act, the board is required to identify a financial expert from within its ranks for appointment to the Audit Committee. The board has resolved that Prof Nkuhlu is the board's designated financial expert on the Audit Committee.

10. Ordinary resolution number 9

General authority to directors to allot and issue ordinary shares

"Resolved that, subject to the provisions of the Companies Act and the JSE Listings Requirements, from time to time, the directors of the company are, as a general authority and approval, authorised to allot and issue, for such purposes and on such terms as they may, in their discretion determine, ordinary shares in the authorised but unissued share capital of the company, up to a maximum of 5% of the number of ordinary shares in issue from time to time."

The reason for proposing ordinary resolution number 9 is to seek a general authority and approval for the directors to allot and issue ordinary shares, up to a maximum of 5% of the ordinary shares of the company in issue from time to time, in order to enable the company to take advantage of business opportunities which might arise in the future.

11. Ordinary resolution number 10

General authority to directors to issue for cash, those ordinary shares which the directors are authorised to allot and issue in terms of ordinary resolution number 9

"Resolved that, subject to ordinary resolution number 9 being passed, the directors of the company are authorised, in accordance with the JSE Listings Requirements, to allot and issue for cash, on such terms and conditions as they may deem fit, all or any of the ordinary shares ("ordinary

shares") in the authorised but unissued share capital of the company which they shall have been authorised to allot and issue in terms of ordinary resolution number 9, subject to the following conditions:

- this authority shall be limited to a maximum number of 5% of the number of ordinary shares in the issued share capital of the company from time to time;
- this authority shall only be valid until the next annual general meeting of the company but shall not extend beyond 15 months;
- a paid press announcement giving full details, including the impact on net asset value and earnings per share of the company, shall be published after any issue representing, on a cumulative basis within one financial year, 5% of the number of ordinary shares in issue prior to the issue concerned;
- in determining the price at which an issue of ordinary shares for cash will be made in terms of this authority, the maximum discount permitted shall be 10% of the weighted average traded price of the ordinary shares on the JSE Limited (adjusted for any dividend declared but not yet paid or for any capitalisation award made to shareholders), measured over the 30 business days prior to the date that the price of the issue is agreed between the company and the party subscribing for the shares;
- any issues of ordinary shares under this authority shall be made only to a public shareholder as defined in the JSE Listings Requirements."

The reason for proposing ordinary resolution number 10 is that the directors consider it advantageous to have the authority to issue ordinary shares for cash in order to enable the company to take advantage of any business opportunity which might arise in the future.

It should be noted that this authority relates only to those ordinary shares which the directors are authorised to allot and issue in terms of ordinary resolution number 9 and is not intended to (nor does it) grant the directors authority to issue ordinary shares for cash over and above, and in addition to, the ordinary shares which the directors are authorised to allot and issue in terms of ordinary resolution number 9, when ordinary shares are issued for such purposes and on such terms as the directors may deem fit.

In terms of the JSE Listings Requirements, a 75% majority of the votes cast by shareholders present in person or represented by proxy at the annual general meeting is required for the approval of ordinary resolution number 10.

12. Advisory endorsement

Advisory endorsement of the AngloGold Ashanti remuneration policy

"To endorse, through a non-binding advisory vote, the remuneration policy of the company as set out below (excluding the remuneration of non-executive directors for their services as directors and members of the board or statutory committees) in terms of the King Report on Governance for South Africa 2009."

The group remuneration policy is set out as Annexure 1 of this document, of which this notice forms part.

13. Special resolution number 1

Increase in non-executive directors' remuneration for their service as directors ("directors' fees" or "fees")

Rational for the proposed fee increases

At the 2010 annual general meeting held in May 2011, shareholders approved special resolution number 1 ("Increase in non-executive directors' fees") wherein it was recommended that the fees paid to non-executive directors be adjusted over a three-year period (commencing 2011), to accord with international best practice and to better align comparable reward across all directors, while at the same time taking into account, where necessary, the particular market dynamics of the jurisdictions from which directors are recruited.

Following on from special resolution number 1 of the 2010 annual general meeting, at the 2011 annual general meeting held on 10 May 2012, shareholders approved Special Resolution 1 ("Increase in non-executive directors' fees") wherein it was committed to closing the gap and aligning the fees to the 25th percentile of the global market in 2013. It was recommended that the alignment of board fees for non-executive directors residing in South Africa and elsewhere in Africa be achieved in roughly two equal steps, comprising increases of up to 40% in 2012 and again in 2013 for standing board meetings. However, fees for board sub-committee meetings were applied according to market rates for each committee across the peer comparator group.

As noted, in 2011 shareholders approved this shift in the non-executive director's fees, to be undertaken over a three-year period, with the initial adjustments being made in 2011 and 2012.

In assessing adjustments to be made to directors' fees in 2013, the company once again commissioned an independent compensation survey of non-executive director fees in the local and international mining industry. This research was conducted by Global Remuneration Solutions (Pty) Ltd ("GRS") and Mercer LLC. GRS conducts compensation and benefit surveys across 27 sub-Saharan African countries, while its strategic alliance partner, Mercer, is a leading global provider of human resources and related financial advice. The comparator group of mining companies used in the analysis included Anglo American plc, Barrick Gold Corporation, Freeport, Gold Fields Limited, Goldcorp, Kinross Gold Corporation, Mondi, Newmont Mining Corporation, SAB Miller Plc, Sasol Ltd and Xstrata plc. In the context of the South African legislative requirements in terms of King III and the Companies Act, the GRS/Mercer bespoke survey was further enhanced by use of a non-executive survey with a South African focus, compiled by PricewaterhouseCoopers.

The gap between the global benchmark (25th percentile) and the current fee structure still remains especially for the African directors. It is therefore proposed that the final increase of up to 40% be applied for the standing board meetings while fee increases for board subcommittee meeting will vary according to the market rates applied to each committee across the peer comparator group and in cases where fees for sub-committees are already in line with the market, no increase will be applied. Fee increases for the chairman of the board, whose compensation is aligned with the international benchmark is proposed at 6.5%.

"Resolved that, in terms of the Companies Act, and pursuant to the company's memorandum of incorporation, the remuneration, payable quarterly in arrear, to the non-executive directors of the company, be increased with effect from 1 June 2013 on the basis set out in sections 1.1, 1.2, 1.3, 2.1 and 2.2 which follow:

1.1 Non-executive directors' board fees for six board meetings per annum

1.1	Board meeting – retainer	Current fee per annum US$	Maximum increased fee per annum US$
1.1.1	Chairman	251,325	267,661
1.1.2	African directors	57,762	80,868
1.1.3	Other than African directors	69,000	80,868

The fees payable in terms of 1.1 above will be in proportion to the period during which the office of the director or chairman, as the case may be, has been held during the year. The non-executive directors have elected to apply the full adjusted increase only from the final quarter of 2013. From June until October 2013, 19% will apply only to African non-executive directors; the other directors will not receive an increase until the final quarter of 2013.

1.2 Allowance for attendance by non-executive directors at additional board meetings

Each non-executive director will be entitled to an allowance for each board meeting attended by such director, in addition to the six scheduled board meetings per annum, as follows:

1.2	Board meeting - retainer	Current fee per meeting US$	Maximum increased fee per meeting US$
1.2.1	Chairman	12,894	12,894
1.2.2	African directors	3,465	3,465
1.2.3	Other than African directors	3,465	3,465

1.3 Travel allowance to be paid to non-executive directors who travel to attend board meetings

Each non-executive director who travels to attend board meetings will be entitled to receive a travel allowance on the basis set out below. In addition to the travel allowance payable, the company will cover all accommodation and sundry costs. The travel allowance for directors who attend board meetings is as follows:

1.3	Board meeting - retainer	Current travel allowance US$	Increased travel allowance US$
1.3.1	African directors	7,800	8,073
1.3.2	Other than African directors	9,152	9,472

NOTICE OF ANNUAL GENERAL MEETING continued

14. Special resolution number 2

Increase in non-executive directors' fees for board committees and statutory committee meetings

Shareholders are referred to the rationale for the proposed fee increases set out under special resolution number 1.

"Resolved that the fees, payable quarterly in arrears, to the non-executive directors of the company for serving on committees of the board and statutory committees, be increased with effect from 1 June 2013 on the basis set out as follows:

2.1 Board committees and statutory committee fees payable to non-executive directors

The fee paid to each non-executive director in respect of such director's membership of a committee of the board or statutory committee will be increased with effect from 1 June 2013 on the basis set out below:

2.1	Board committees and statutory committee meetings	Current fee per annum US$	Maximum increased fee per annum US$
	Audit and Corporate Governance Committee		
2.1.1	Chairman	30,000	32,500
2.1.2	Members – African	21,393	21,393
2.1.3	Members – Other than African	27,847	27,847
	Remuneration and Human Resources Committee		
2.1.4	Chairman	26,000	29,511
2.1.5	Members – African	17,730	17,730
2.1.6	Members – Other than African	22,000	22,000
	Other committees (Investment; Safety, Health and Environment; Nominations; Risk and Information Integrity; Social Ethics and Transformation; Financial Analysis; Political Party Donations and such other committees of the board or committees required by statute or regulation that may be established from time to time)		
2.1.7	Chairman – South African	20,601	21,886
2.1.8	Chairman – Other than African	27,500	27,500
2.1.9	Members – African	17,432	17,432
2.1.10	Members – Other than African	22,000	22,000

2.2 Fees payable to non-executive directors in respect of their attendance at meetings of committees of the board and statutory committees which meet on an ad hoc basis

Each non-executive director will be entitled to an allowance for each board committee and statutory committee meeting attended by such director in respect of those committees which meet on an ad hoc basis, including, the financial analysis committee, the party political donations committee, the nominations committee and any special purpose committee established by the board or required by statutes or regulation as follows:

2.2	Board committees and statutory and special purpose committee meetings	Current fee per annum US$	Increased fee per annum US$
2.2.1	African	3,465	3,465
2.2.2	Other than African	3,465	3,465

The reason for proposing special resolutions numbers 1 and 2 and the effect of these special resolutions, if passed and becoming effective, is to ensure that the remuneration of non-executive directors remains competitive in order to enable the company to attract and retain persons of the calibre required in order to make meaningful contributions to the company given the current changes underway, ensuring that the future global spread and growth aspirations are not compromised.

The Remuneration Committee recommends for approval by shareholders, the fees for the Chairman detailed in special resolution number 1, while the Chairman, together with the Chief Executive Officers recommend for approval by shareholders, the fees for the non-executive directors, detailed in special resolutions numbers 1 and 2.

In light of all these factors, the proposed revised remuneration structure set out in special resolutions numbers 1 and 2 is considered to be fair and reasonable and in the best interests of the company.

Executive directors do not receive payment of directors' fees. The Chairman and non-executive directors have undertaken not to cast any votes in respect of special resolutions numbers 1 and 2, and the company will disregard the votes cast by:

- the Chairman and non-executive directors; and
- an associate of that person or group of persons stated above in respect of special resolutions numbers 1 and 2.

However, the company will not disregard a vote if it is cast by:

- a person as a proxy for a person who is entitled to vote in accordance with the directions on the form of proxy; or
- the person chairing the annual general meeting as a proxy of a person who is entitled to vote in accordance with a direction on the form of proxy to vote as the proxy decides in respect of special resolutions numbers 1 and 2.

15. Special resolution number 3

Acquisition of the company's own shares

"Resolved that the acquisition by the company or by any of the company's subsidiaries from time to time, of ordinary shares issued by the company, in accordance with the Companies Act and the JSE Listings Requirements, is hereby authorised by way of a general approval, provided that:

- any such acquisition of shares shall be effected through the order book operated by the JSE Limited trading system or on the open market of any other stock exchange on which the shares are or may be listed, subject to the approval of the JSE Limited and of the relevant other stock exchange, as necessary, in either event without any prior understanding or arrangement between the company and the counterparty;

- this approval shall be valid only until the next annual general meeting of the company, or for 15 months from the date of passing of this resolution, whichever period is shorter;

- shares issued by the company may not be acquired at a price greater than 10% above the weighted average market price of the company's shares for the five business days immediately preceding the date of the acquisition being effected;

- the company only appoints one agent to effect any acquisitions on its behalf;

- the board of the company has resolved to authorise the acquisition, that the company and its subsidiaries will satisfy the solvency and liquidity test immediately after the acquisition and that since the test was done there have been no material changes to the financial position of the group;

- the company may not, in any one financial year, acquire in excess of 5% of the company's issued ordinary share capital as at the date of passing of this resolution;

- an announcement containing details of such acquisitions will be published as soon as the company and/or the subsidiaries, collectively, shall have acquired ordinary shares issued by the company constituting, on a cumulative basis, not less than 3% of the number of ordinary shares in the company in issue as at the date of this approval; and an announcement containing details of such acquisitions will be published in respect of each subsequent acquisition by either the company and/or by the subsidiaries, collectively, of ordinary shares issued by the company, constituting, on a cumulative basis, not less than 3% of the number of ordinary shares in the company in issue as at the date of this approval;

- the acquisition of shares by the company or its subsidiaries may not be effected during a prohibited period, as defined in the JSE Listings Requirements;

- the company's subsidiaries shall not be entitled to acquire ordinary shares issued by the company if the acquisition of shares will result in them holding, on a cumulative basis, more than 10% of the number of ordinary shares in issue in the company; and

- no voting rights attached to the shares acquired by the company's subsidiaries may be exercised while the shares are held by them and they remain subsidiaries of the company."

The reason for this special resolution is to grant a general authority for the acquisition of the company's ordinary shares by the company, or by a subsidiary or subsidiaries of the company.

The effect of special resolution number 3, if passed and becoming effective, will be to authorise the company or any of its subsidiaries to acquire ordinary shares issued by the company on the JSE or any other stock exchange on which the company's shares are or may be listed.

The directors of AngloGold Ashanti believe that the company should retain the flexibility to take action if future acquisitions of its shares were considered desirable and in the best interests of the company and its shareholders and may also need to acquire shares to settle its obligations to employees under the company's share incentive schemes.

The directors will ensure at the time of the commencement of any acquisitions of its shares, after considering the effect of acquisitions, up to the maximum limit, of the company's issued ordinary shares, that they are of the opinion that if such acquisitions were implemented:

- the company and the group would be able in the ordinary course of business to pay its debts for a period of 12 months after the date of the notice issued in respect of the annual general meeting;

- the assets of the company and the group would be in excess of the liabilities of the company and the group for a period of 12 months after the date of the notice issued in respect of the annual general meeting. For this purpose, the assets and liabilities would be recognised and measured in accordance with the accounting policies used in the latest audited group annual financial statements;

- the ordinary capital and reserves of the company and the group would be adequate for ordinary business purposes for a period of 12 months after the date of the notice issued in respect of the annual general meeting; and

- the working capital of the company and the group would be adequate in the ordinary course of business for a period of 12 months after the date of the notice issued in respect of the annual general meeting.

The company will ensure that its sponsor provides the necessary sponsor letter on the adequacy of the working capital in terms of the JSE Listings Requirements prior to the commencement of any acquisitions of the company's shares on the open market.

In terms of section 11.26 of the JSE Listings Requirements, the following information is disclosed either in this document or in the accompanying Annual Financial Statements 2012:

- Directors and management – pages 91 to 96 of the Annual Integrated Report 2012;

- Major shareholders – page 200 in the Annual Financial Statements 2012;

- Material change statement – page 47 in the Annual Financial Statements 2012;

- Directors' interest in securities – pages 41, 49 and 50 in the Annual Financial Statements 2012; and

- Share capital of the company – pages 39 to 42 in the Annual Financial Statements 2012.

The company is not party to any legal or arbitration proceedings that are pending or threatened, of which it is aware, that may have or have had in the recent past, being at least the previous 12 months, a material effect on the group's financial position other than as disclosed in the Annual Financial Statements 2012. For the risk factors, refer to the document entitled "Risk factors related to AngloGold Ashanti's suite of 2012 reports" which is available on AngloGold Ashanti's online corporate report website at www.aga-reports.com.

16. Special resolution number 4

Approval for the Company to grant financial assistance in terms of Sections 44 and 45 of the Companies Act.

"Resolved that, to the extent required by the Companies Act, the board of directors of the company may, subject to compliance with the requirements of the company's memorandum of incorporation, the Companies Act and the JSE Listings Requirements, each as presently constituted and as amended from time to time, authorise the company to provide direct or indirect financial assistance including by way of loan, guarantee, the provision of security or otherwise, to any of its present or future subsidiaries and/or any other company or entity that is or becomes related or inter-related to the company, for any purpose or in connection with any matter, including, but not limited to, the subscription of any option, or any securities issued or to be issued by the company or a related or inter-related company, or for the purchase of any securities of the company or a related or inter-related company, for such amounts and on such terms as the board may determine. This authority will expire on the second anniversary of the date on which this special resolution is adopted."

Notwithstanding the title of section 45 of the Companies Act, being "Loans or other financial assistance to directors", on an interpretation thereof, the body of the section also applies to financial assistance provided by a company to any related or inter-related company or corporation, a member of a related or inter-related corporation, and to a person related to any such company, corporation or member.

Further, section 44 of the Companies Act may also apply to the financial assistance so provided by a company to any related or inter-related company or corporation, a member of a related or inter-related corporation, or a person related to any such company, corporation or member, in the event that the financial assistance is provided for the purpose of, or in connection with, the subscription of any option, or any securities, issued or to be issued by the company or a related or inter-related company, or for the purchase of any securities of the company or a related or inter-related company, or for the purchase of any securities of the company or a related or inter-related company.

Both sections 44 and 45 of the Companies Act provide, inter alia, that the particular financial assistance must be provided only pursuant to a special resolution of shareholders, adopted within the previous 2 (two) years, which approved such assistance either for the specific recipient, or generally for a category of potential recipients, and the specific recipient falls within that category and the board of directors is satisfied that: (i) immediately after providing the financial assistance, the company would satisfy the solvency and liquidity test (as contemplated in the Companies Act); and (ii) the terms under which the financial assistance is proposed to be given are fair and reasonable to the company.

As part of the normal conduct of the business of the company and its subsidiaries or associates ("AngloGold Ashanti Group"), the company, where necessary, usually provides guarantees and other support undertakings to third parties on behalf of its local and foreign subsidiaries and joint ventures or partnerships in which the company or members of the AngloGold Ashanti group have an interest. This is particularly so where funding is raised by the foreign subsidiaries of the company, whether by way of borrowings or the issue of bonds or otherwise, for the purposes of the conduct of their operations. Previously in terms of the company's articles of association and the now repealed Companies Act 61 of 1973, as amended, the company was not precluded from providing the aforementioned financial assistance. The company would like the ability to provide financial assistance, if necessary, also in other circumstances, in accordance with section 45 of the Companies Act. Furthermore it may be necessary for the company to provide financial assistance to any of its present or future subsidiaries,

and/or to any related or inter-related company or entity and/or to a person related to any such company or entity, to subscribe for options or securities of the company or another company related or inter-related to it. Under the Companies Act, the company will however require the special resolution referred to above to be adopted. It is difficult to foresee the exact details of financial assistance that the company may be required to provide over the upcoming months. It is essential however that the company is able to organise effectively its internal financial administration. For these reasons it is necessary to obtain the approval of shareholders as set out in special resolution number 4.

It should be noted that this resolution does not authorise financial assistance to a director or a prescribed officer of the company or any company or person related to such a director or prescribed officer.

The directors collectively and individually accept full responsibility for the accuracy of the information given in this notice and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading and that all reasonable enquiries to ascertain such facts have been made and that this notice contains all information required by law and the JSE Listings Requirements.

By order of the board

Ms ME Sanz Perez
Group General Counsel and Company Secretary

Registered and corporate office
76 Jeppe Street, Newtown, Johannesburg 2001
South Africa
(PO Box 62117, Marshalltown, 2107, South Africa)

19 March 2013

ANNEXURE 1 – REMUNERATION POLICY

This policy applies to all AngloGold Ashanti operations globally and sets out policies and parameters relating to the establishment and application of employee remuneration.

In determining an holistic approach to employee remuneration AngloGold Ashanti takes into consideration:

- its strategy and business objectives;
- overall business performance and alignment to shareholder interests;
- the skills required and how we attract and retain these employees to best deliver the objectives of AngloGold Ashanti;
- the relevant labour markets in which we operate;
- trade unions and the relationships and requirements we have in negotiations to ensure that all employees are fairly treated;
- ensuring that our employees share in the success of our company; and
- continuing to ensure that the correct governance frameworks are applied to all decisions and practices around remuneration throughout AngloGold Ashanti.

In order to address the above considerations and to ensure that employees feel that they are equitably rewarded for their input AngloGold Ashanti applies the following framework:

- a pay curve designed according to the applicable Stratum (grade) and Substratum;
- pay for performance, differentiation in pay according to an employee's deliverables;
- internal equity; and
- market benchmarking using the AngloGold Ashanti principle of positioning guaranteed pay at the median of the applicable markets and where there is a shortage of specialist and/ or key technical skills paying higher than the median, typically targeting the 75th percentile.

The policy should be followed and applied in conjunction with any local AngloGold Ashanti practices and government legislation.

1. Reward components

Base salary

Is fixed compensation required to attract a given set of skills, competencies and experience. The base salary is used to determine other elements of compensation and benefits.

Short-term incentives (STI)

Short-term incentives form a key part of total remuneration and all AngloGold Ashanti employees are eligible to participate in an annual incentive bonus plan. This is delivered either through the Bonus Share Plan (BSP) or a production bonus scheme. The short term incentive is performance based, and measured against pre-determined objectives which depending on the level and focus of the role are derived from company, regional, operation/mine plus individual performance.

Short term cash incentives on the BSP are paid annually. For employees in Stratum III and above (grandfathered Stratum II employees continue to receive the benefit) the cash bonus is matched by 120% worth of BSP share awards (150% for Executive Committee members). The BSP share awards are the deferred element of the STI and comprise fully paid shares that vest 50% after one year and 50% after two years. Employees below Stratum III participating in the BSP only receive the cash portion of the STI.

In some instances, management level staff participate in production bonuses (paid quarterly or at frequent intervals). Where these bonuses are paid, employees in Stratum III and above will receive an allocation of BSP shares as though they were participating in the BSP Scheme.

The BSP Scheme Rules were updated in 2013 as described above but the allocations for previous years remain on the previous BSP structure and performance conditions (i.e. 100% matching with vesting at 40% in year 1, 60% in year 2 and a 20% uplift if the shares are retained for a full three year period).

Long-term incentives (LTI)

Long-term incentives are granted annually to employees in Stratum IV Mid and above (with discretionary allocations being approved for Stratum IV L participants, where applicable). LTI grants comprise fully paid restricted stock grants in AngloGold Ashanti shares with typically a three-year vesting period. LTI grants are subject to business performance and approval of the Remuneration and Human Resources Committee of the board. LTI eligible employees are those senior level employees considered to contribute to the creation of value as reflected by share price and are intended to promote executive retention.

The levels of the award are based on the executives' Stratum level. The maximum award for any financial year for any Executive is capped at 200% of base salary.

The LTI grants allocated on an annual basis are therefore typically:

- Chief Executive Officer:
  160%- 200% of annual base salary
- Chief Financial Officer:
  140%- 200% of annual base salary
- Executive Committee members:
  100%- 200% of annual base salary
- Senior management:
  80% of annual base salary
- Other management (discretionary):
  60% of annual base salary

- **Co-Investment Executive Share Plan**

  Executive Committee members are required to hold a specified minimum number of shares in AngloGold Ashanti. To assist them in meeting the Minimum Shareholder Requirement (MSR) the Co-Investment Plan (CIP) allows Executive Committee members to invest 50% of their after-tax cash bonus in AngloGold Ashanti shares, and the company will then match their initial investment into the scheme at 150%, with vesting over a two-year period in two equal tranches.

- **Employee benefits and allowances**

  Other components of reward are detailed under a separate AngloGold Ashanti policy document. However, subject to local competitive practice and legislation AngloGold Ashanti policy is to provide where appropriate additional elements of compensation from the following list:

  - **Retirement schemes**

    Full or partially matched (with employee) contributions towards retirement savings.

  - **Medical and/or dental benefits**

    Comprising either a percentage contribution, reimbursement or company provided clinics and health care providers.

  - **Life assurance**

    Comprising a fixed amount or a multiple of base salary.

  - **Disability insurance (short or long term)**

    Comprising an amount to partially replace lost compensation during a period of medical incapacity or disability

  - **Accidental death and dismemberment cover**

    Usually comprising a schedule of fixed amounts or multiples of salary.

  - **Relocation allowances**

    To enable an employee and their family to relocate for business purposes from one location to another. Allowances may be once only or extend over a determined period of time and cover such expenses as house sale and purchase, transportation of effects, costs of living, rental expenses and school fees.

It is no longer AngloGold Ashanti practice to provide post retirement benefits i.e. medical care and life insurance to retired employees. Existing plans have been or are in the process of being closed to new entrants or converted to employee paid plans.

Corporate human resources (HR) approval is required prior to the creation of any new employee benefit plan and no new defined benefit pension or medical plans will be granted approval.

2. Compensation structure

AngloGold Ashanti uses the Stratum structure to determine the levels of work and the pay scales associated with those levels of work.

The pay ranges cover each stratum or level in the location in which jobs are situated. Each Stratum is divided into an upper, middle and lower section and a pay range is constructed for each. Determination of which Stratum a particular position is located is the subject of a separate policy.

Pay ranges represent the level of compensation paid to similar positions in the market. The median (50th percentile) of market comparators becomes the midpoint of the AngloGold Ashanti range and the minimum and maximum of the range is informed by the lower and upper market quartile.

An individual promoted to a particular position entering the appropriate range for that position typically receives a salary toward the minimum. Over time as they approach full competency they move toward the midpoint through annual salary awards (typically three-four years).

Increases above the midpoint will typically be lower as performance expectations become higher. Individuals approaching the maximum of their range would usually be candidates for promotion or are considered to be exceptionally competent and performing at a consistently high level over long periods or have identified scarce skills. Only in special circumstances of particularly scarce skills or experience shortages may an individual be compensated beyond the maximum of the range.

An individual's salary relative to the midpoint of the range for the position occupied is referred to as the compa-ratio. Aggregated compa-ratios provide an indication of the populations' overall competitiveness.

For each pay range (i.e. each sub stratum level) a target short term incentive applies to the range. This will normally be expressed in percentage form (of base salary) with a midpoint level, a minimum and maximum.

For each applicable stratum (IV and above) a target LTI grant will also apply. Target grant levels are informed by market comparison and retention requirements and are set by the Remuneration and Human Resources Committee with approval from the board.

3. Competitive positioning

• Market comparison

For salary benchmarking purposes the Stratum levels are converted to the applicable market evaluation system. For executive management the Mercer Survey methodology known as international position evaluation (IPE) is used for market benchmarking. For senior management and below globally, benchmarking is done using locally available reputable surveys including, Remchannel (South Africa), Hay evaluation methodology and others. The executive comparison which includes all Executive Committee members and the selected global roles from Stratum IV and V are benchmarked against a select group of global competitors. These are listed in Appendix 1.

Each component of remuneration (base salary, short term incentives, long term incentives and benefits) is analysed and compared with the market information and the overall package is reviewed accordingly. The global market is used for the executive team and then dependent on level and global reach the Stratum V and IV employees are benchmarked against the relevant global and/or local markets. Typically for stratum III and below local benchmarking is done for the employees. This benchmarking is typically completed on an annual basis.

On the global benchmark survey, each executive's role is individually sized to ensure the best match possible. The comparison is then done on the same or similar roles irrespective of place of work (and includes a review of purchasing power parity between countries).

For the Stratum III and below surveys the individual roles are matched to the survey data and measured against the local roles. The surveys must be done utilising reputable survey houses that have a sufficient spread of participants (typically more than 10) with a robust job matching and detailed validation process.

To determine competitive positioning in these surveys, guaranteed salaries are compared with guaranteed salaries paid for similar positions. STI targets are compared with recently paid incentives, profit sharing or bonus payments made by the competitive market place. LTI target grants are compared with those made by the market. AngloGold Ashanti measures LTI values on a grant present value basis using typically the Black Scholes methodology.

4. Expatriate compensation

Being a global organisation with a requirement for specialist skills AngloGold Ashanti employs a skilled workforce with members who are globally mobile to service the organisation primarily in remote locations or areas where the skill set is not available locally. The mobile workforce is tasked to develop and grow skills locally.

The mobile workforce is given expatriate benefits including housing, schooling, international medical aid, international pension funds (where appropriate) and home leave trips in line with the nature of the assignment that they are on, the duration and the location where they are based. Where appropriate tax equalisation is done for base pay (exclusive of shares and other benefits not agreed up front).

AngloGold Ashanti's mobility policy is contained in a separate policy document.

5. Retention

Retention is a key requirement for AngloGold Ashanti who operates in a Global arena where fewer people are moving into the mining industry and there is a limited talent supply.

A retention strategy is in place whereby AngloGold Ashanti can pay up to one times base pay (two times is the maximum) for identified retention risks that require additional pay due to external offers or similar situations, delivered in cash (or shares where approved by the board) over a period of 12 – 36 months to employees identified as key skills who are identified retention risks. All retention payments are approved by the Executive Vice President – People and Organisational Development and noted by the Remuneration and Human Resources Committee. Appendix 2 details the retention measures as approved by the board and implemented for Executive Committee members for 2013.

6. Minimum shareholder requirements

To ensure that executive and shareholder objectives are aligned, a minimum shareholder requirement (MSR) applies to all Executive Committee members on the following basis:

- Within three years of appointment (or the introduction of the rule in February 2013 for existing executives), executive directors are required to accumulate AngloGold Ashanti shares to the value of 100% of net annual base salary, and within six years, they are expected to hold the value of 200% of net annual base salary in AngloGold Ashanti shares; and

- Within three years of appointment (or the introduction of the rule for existing executives), Executive Committee members are required to accumulate AngloGold Ashanti shares to the value of 75% of net annual base salary and within six years they are expected to hold the value of 150% of net annual base salary in AngloGold Ashanti shares.

7. Governance

- ### Budgeting compensation increases

  As part of the business planning and operational budgeting cycle, annual compensation increases are budgeted for. The budgeted amount takes into consideration the current average consumer price index (CPI) as well as AngloGold Ashanti's overall market competitiveness and industry trends. Approval for these increases is in line with the business planning and budget cycle.

- ### Remuneration and Human Resources Committee

  AngloGold Ashanti's Remuneration and Human Resources Committee of the board discharges the responsibilities of the board relating to all compensation, including equity compensation of the company's executives. This committee establishes and administers the company's executive remuneration with the broad objectives of:

  - aligning executive remuneration with company performance and shareholder interests;

  - setting remuneration standards which attract, retain and motivate a competent executive team;

  - linking individual pay with operational and company performance in relation to strategic objectives; and

  - evaluating compensation of executives including approval of salary, equity and incentive based awards.

- Legislation

  The Remuneration Policy is adhered to in line with the AngloGold Ashanti policy and local government legislation; where local legislation deviates from policy the applicable legislation should be applied.

- Approval

  Any variation to the Remuneration Policy must be approved by the Executive Vice President – People and Organisational Development in line with Remuneration and Human Resources Committee mandates and should have sufficient supporting documentation or rational for the approval of the variation.

APPENDIX 1
Comparator benchmark companies

AngloGold Ashanti aligns executive compensation (typically for Stratum IV and above) at total compensation (i.e. base salary, short-term incentive and long-term incentive) against the median compensation paid by the following companies (approved by the Remuneration and Human Resources Committee):

Name	Country
Anglo American Plc	United Kingdom
AngloGold Ashanti Limited	**South Africa**
Barrick Gold Corporation	Canada
Freeport	United States
Goldcorp	Canada
Gold Fields Limited	South Africa
Kinross Gold Corporation	United States
Mondi	South Africa
Newmont Mining Corporation	Canada
SAB Miller plc	United Kingdom
Sasol Limited	South Africa
Xstrata plc	United Kingdom

The benchmark list of comparator companies is reviewed on an annual basis to ensure that they remain appropriate. In reviewing the participants the Remuneration and Human Resources Committee considers:

- global spread and complexity;
- nature of business; and
- size.

The peer group should also be large enough to create a sufficient benchmark to draw information and to not create any concerns from an antitrust legislative perspective.

ANNEXURE 1 – REMUNERATION POLICY _{continued}

APPENDIX 2

For 2013, following on from the resignation of the Chief Executive Officer (CEO), Mark Cutifani, it was felt necessary to put in place retention measures to ensure that members of the Executive Committee remained employed for at least the first 18 months after the CEO's departure so as to ensure business continuity.

A share retention bonus scheme was implemented and it comprises an LTIP element (60% included in their LTIP allocations) and a cash element. The cash portion will equate to 40% of the Executive Committee member's base pay (80% for the Chief Financial Officer), based on their January 2013 total base pay and delivered on the meeting of specific performance criteria at the end of August 2014.

The total LTIP awards to be granted to the Executive Committee for 2013 inclusive of both their standard LTIP allocation and their share retention portion are as follows:

- Chief Financial Officer:
  200% of annual base salary
- Executive Committee member:
  200% of annual base salary

(Given the resignation of the CEO, Mr Mark Cutifani there is no LTIP allocation for 2013. An LTIP allocation may, however, be required should an external candidate be appointed as CEO.)

IMPORTANT NOTES ABOUT THE ANNUAL GENERAL MEETING

Date

Monday, 13 May 2013

Venue

The Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa.

Timing

The annual general meeting will start promptly at 11:00 (South African time).

Refreshments

Refreshments will be served after the meeting.

Travel information

The map below indicates the location of 76 Jeppe Street.

Admission

Shareholders and others attending the annual general meeting are asked to register at the registration desk at the venue. Shareholders and proxies are required to provide proof of identity – see “IDENTIFICATION” on page 3 of this Notice of Meeting.

Electronic participation

To participate in the annual general meeting by means of a conference call facility – see “ELECTRONIC PARTICIPATION” on page 4 of this Notice of Meeting.

Security

Secure parking is provided at the venue. Mobile telephones should be switched off during the annual general meeting.

Enquiries and questions

Shareholders who intend to ask questions related to the business of the annual general meeting or on related matters are asked to furnish their name, address and question(s) at the registration desk. Personnel will be available to provide any advice and assistance required.

Queries about the annual general meeting

If you have any queries about the annual general meeting, please telephone any of the contact names listed on the inside back cover.

Share registrars

Computershare Investor Services Proprietary Limited
Ground Floor, 70 Marshall Street, Johannesburg 2001,
South Africa (PO Box 61051, Marshalltown 2107, South Africa)

Computershare Investor Services PLC (DI Depositary)
The Pavilions, Bridgwater Road
Bristol BS13 8AE, England, United Kingdom

Computershare Investor Services (Jersey) Ltd
Queensway House, Hillgrove Street, St Helier,
Jersey JE1 1ES, United Kingdom

Computershare Investor Services Pty Limited
Level 2, 45 St George’s Terrace, Perth, WA 6000
(GPO Box D182, Perth, WA 6840), Australia

NTHC Limited
Martco House, Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport, Accra, Ghana

www.anglogoldashanti.com



AngloGold Ashanti visitors’ parking
Selby/Rissik St Off-ramp
Simmonds Street
Smit Street
Wolmarans Street
Leyds Street
Queen Elizabeth Bridge
Mandela Bridge
Jan Smuts Ave.
Sauer Street
Bree Street
Pritchard Street
President Street
Market Street
Commissioner Street
Fox Street
Main Street - no through traffic
Marshall Street
Anderson Street
Frederick Street
Diagonal Street
Kort Street
Ferreira Street
Kerk Street
Ntemi Piliso (West) St
Gerard Sekoto (Becker) St
Miriam Makeba (Bezuidenhout) St
Margeret Mcingana (Wolhuter) St
Carr Street
Jeppe Street
Village
Trump
Selby Off-ramp
M1
M2
P
AngloGold Ashanti Turbine Square
Smit Street Off-ramp
N

AngloGold Ashanti Head Office

NOTES

ADMINISTRATIVE INFORMATION

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes

ISIN:	ZAE000043485
JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
JSE Sponsor:	UBS (South Africa) (Pty) Limited
Auditors:	Ernst & Young Inc.

Offices

Registered and Corporate

76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia

Level 13
St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana

Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

United Kingdom Secretaries

St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

AngloGold Ashanti publishes important information about the company on the main page of its website www.anglogoldashanti.com under the "Investors" tab. This information is updated regularly. Investors are encouraged to regularly visit the website to access this information.

DIRECTORS

Executive

M Cutifani (Chief Executive Officer)	~
S Venkatakrishnan (Chief Financial Officer)	* §
AM O'Neill (Executive Director: Business and Technical Development)	~

Non-executive

TT Mboweni (Chairman)	^
FB Arisman	#
R Gasant	^
NP January-Bardill	^
MJ Kirkwood	*
WA Nairn	^
Prof LW Nkuhlu	^
F Ohene-Kena	±
SM Pityana	^
RJ Ruston	~

*	British	#	American	§	Indian
~	Australian	^	South African	±	Ghanaian

Officers

Group General Counsel and Company Secretary
ME Sanz Perez

Investor relations contacts

South Africa

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 374 8820
E-mail: fmgidi@anglogoldashanti.com

United Kingdom

Michael Bedford
Telephone: +44 1225 93 8483
Mobile: +44 779 497 7881
E-mail: mbedford@anglogoldashanti.com

United States

Stewart Bailey
Telephone: +1 212 858 7701
Mobile: +1 646 338 4337
E-Mail: sbailey@anglogoldashantina.com

Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com

General e-mail enquiries

Investors@anglogoldashanti.com

AngloGold Ashanti website

www.anglogoldashanti.com

Company secretarial e-mail

Companysecretary@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: April 11, 2013

By: /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary